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Must-have Marketing Tech SaaS To Reduce Spend, Save Time & Increase Revenue



cabinetm.com Framingham MA

Technology Software Infrastructure Saas Marketing

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Industry-first Marketing Tech Management SaaS & largest Marketing Tech database of 15,000+ products in 500+ categories
2. Best-in-class customers: Williams-Sonoma, MLB, Capita, LogMeIn, Tyler Technologies, WGU & more
3. $387k Revenue on $1.5M raised to date from impressive angel investors
4. Female Power Duo includes Techstars alum & 2x CEO. Involvement in 27 prior IPO & M&A exits
5. Lucrative SaaS model yields contracts at $7500-$37,000/ year. Largest contract to date is two years, $100k
6. Fast-growing $2B+ market of enterprise customers & a clear need for Marketing Tech Management
7. High-impact customer experience: improved tech & marketing performance, reduced tech spend of ~20% within 12 months
8. Large, growing set of technology adoption data to be leveraged by upcoming AI & ML development for product insights

Our Team



Anita Brearton CEO

2X CEO and experienced marketing leader. Led marketing teams from company inception to IPO and Acquisition. Techstars FFF alum, author of Attack Your Stack, CMSWire monthly columnist and recognized as one of 50 Women You Need to Know in MarTech.



Sheryl Schultz Schlackman President, COO

25 years+ marketing strategy and PR consulting for high-tech startups, leading to 20+ successful exits. Board member, investor, and angel group leader with a focus on marketing technology. Led initial investment in Crimson Hexagon ($450M exit).

Why CabinetM?

CabinetM unleashes the power of technology to fuel marketing and company growth. Everything marketing does is enabled by technology. Every email that's sent, every ad that's created, and every sponsored Instragram post is driven by one or more technology products. Without technology, modern marketing teams can't function. The dependence on marketing technology has created the need for a platform to manage all of the technology marketing teams use - from discovery to discard - CabinetM is that platform.

Technology is mission-critical to every marketing program



CabinetM is the Operations Command Center that marketing teams use to manage technology discovery, implementation, performance, spend and strategy.

Marketing Teams Use a Lot of Technology

To acquire, engage, and retain customers, marketing teams simultaneously use 75-250 tech tools -- email marketing, marketing automation and analytics platforms, and more. This expensive, complex and integrated group of tools is referred to as the Marketing Technology stack, MarTech stack, or just "stack."



Customer Lifecycle
Attention
Attraction
Acquisition
Engagement
Development
Retention
Advocacy
Win-back

Marketing Teams

Use a Lot of Technology!

Marketing is now responsible for the entire customer lifecycle

Marketing teams use a collection of **75 – 250+** tech products

26% of the marketing budget is allocated to technology

Failing Tech Stack = Failing Business

A company's MarTech stack delivers more value when it's less of a stack and more of a jigsaw puzzle, where tools are functionally in the right place and tightly connected to one another.

To make that happen, a holistic approach to building and managing the tech stack is critical to optimizing technology performance. Without centralized management, tools are poorly utilized, integrations don't happen, and costs skyrocket, which in turn impacts marketing and business performance.





Managing Technology is Complex

In 2011, there were 150 marketing tech tools available. Today, there are more than 15,000. Marketing teams have too many options, and with free trials galore, low subscription costs, and a human tendency to buy the newest tech instead of leveraging an existing tool's functionality, it's no surprise that Gartner reports that only 58% of the average MarTech stack is fully utilized.

The MarTech stack is officially inextricable from a business's bottom line. An underutilized stack leads to skyrocketing costs and makes the company's marketing less effective. It inflates the cost of customer acquisition and reduces the customer lifetime value.


According to Gartner
18%
Only 18% of brands have mastered their MarTech stack
58%
Marketing leaders report utilizing only 58% of their MarTech stack's potential
29%
29% of marketing leaders indicate that training and upskilling existing MarTech talent is a major impediment to their MarTech stack.
Companies
are Struggling

The Game Changing Must-Have for the Modern Enterprise

Enter: CabinetM. The first-to-market solution of its kind, our platform acts as Operations Command Center that marketing teams use to manage technology discovery, implementation, performance, spend and strategy.

CabinetM is a SaaS offering for enterprise level organizations, and the value is staggering: improved marketing performance, increased efficiency, and mega-savings.

Functionality	Impact	Results
Technology strategy & discovery	Improved technology performance	Better marketing performance
Technology management	Reduction in technology expenses	Growth in revenue and profits
Skill management	Greater productivity	
Collaboration and reporting		



CabinetM Invented the Marketing Technology Management Category

We're proud to be the industry's first Marketing Technology Management platform —already built and being used by best-in-class customers—and the largest marketing technology database with 15,000+ products across 500+ categories. Our customers reduce their tech spend by an average of 20% within 12 months.



Industry's first Marketing Technology Management (MTM) platform
Industry's largest marketing technology database
Largest set of live marketing technology adoption data
Thousands of freemium users
$387K in revenue on $1.5M in investment (comparable companies took $2.7- $4M to reach this milestone)

CabinetM is the Marketer's Secret Bullet—and the C-Suite's Best investment

CabinetM's value-added genius is in its ability to manage the smallest technical and contract details of each technology product while maintaining a high-level view of the entire stack. In addition, as companies manage their technology on the platform, CabinetM is collecting a growing amount of technology application and performance data. With this raise we'll be able to apply Machine Learning and AI to this aggregated and anonymized data to surface individualized technology recommendations to CabinetM's customers.



An Ever-Expanding $2B+ Market with Clear Need for CabinetM

As the MarTech industry continues to grow and evolve, so does the need for product and platform management. With product-market fit already verified and no enterprise-level direct competitors, our company's growth potential is unlimited. First stop? Companies with annual revenues in excess of $10M—an initial $2B US market for CabinetM.


$2B+ initial market
US companies with
revenues > $10M

Big Brands Rely on CabinetM

Premium home goods, professional sports, and higher ed, just a few of the markets CabinetM serves. The common denominator? A vast need for MarTech management. Big name brands rely on CabinetM as the platform to manage their technology products and their technology stack as a whole. With a subscription model ranging from $7.5-37k per year, we're poised for growth

CabinetM Customers


WGU
poly
Capita
tyler
LogMeIn
ciena
ACQUIA
PR
TERUMO
WILLIAMS SONOMA
careerpartners
Janus Henderson

Dynamite Leadership: Expert, Committed, and Capital-Efficient

Our founders Anita Brearton & Sheryl Schultz boast a long list of industry accolades, including but not limited to: involvement in 27 prior IPO and M&A exits, combined 50+ years of marketing experience, Techstars alum, 2x CEO, and veterans of the investment world as board members, investors, and angel group leaders.

This Experienced Duo Packs a Big Punch


Anita
Sheryl


Brearton
Schultz
2x CEO, Techstars FFF Alum
25 years+ marketing experience in high tech start-up companies
Led marketing teams from inception to company IPO and acquisition
25 years+ marketing consulting for high tech start-up companies
Marketing strategy and PR for startups leading to more than 20 successful exits
Led initial investment in Crimson Hexagon ($450M exit)

Established and Ready to Scale

With the CabinetM platform solid, leadership is now focused on growth: building a sales and marketing team, activating sales channels, and investing in product development to sign more customers and deliver immense value to clients and investors. Our ambitious, accomplished company is just getting started.


A Growing Powerhouse
Ready to Scale
Sales
Build sales team
Activate channel partners
Marketing
Grow marketing team and programs
Engineering
Expand engineering team
Introduce ML/AI for data analysis
Database
Expand categories and geographies

Why Invest *Now* in CabinetM?

CabinetM leadership is the best at what we do, and we're playing the long game. With the proven expertise, product, and plan, CabinetM is on track to become the platform for holistic technology management and ultimately, business success. The market opportunity is vast. Will you be on board as we scale?


All the Ingredients for Success
$387K of Revenue
Big Brand Customers
Product Market Fit
Critical Need
Large & Growing Opportunity
Bold Vision
Experienced Leadership with a Track Record of Success

Investor Perks

CabinetM wants to make it simple for our new investors to start using the platform, so we are offering discounts off the first year's annual subscription, regardless of which one you choose. For our incredible investors only:



$250
5% off the first year's subscription
$500
10% off the first year's subscription
$1000
15% off the first year's subscription
$10,000
20% off the first year's subscription price
$25,000
25% off the first year's subscription price, plus the opportunity for an exclusive one- on-one with the company founders



Invest in CabinetM



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ARORA PROJECT
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